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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gladstone Capital Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
376535100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	376535100

1	NAMES OF REPORTING PERSONS: David Gladstone

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		996,649

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		996,649

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	996,649

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* This percentage is calculated based upon 12,249,683 shares of the Issuer’s common stock outstanding (as of December 31, 2006), as set forth in the Issuer’s Form 10-Q for the quarter ended December 31, 2006, filed with the Securities and Exchange Commission on February 6, 2007.

Page 2 of 5 pages

Item 1.
	(a)	Name of Issuer: Gladstone Capital Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
1521 Westbranch Drive, Suite 200
McLean, VA 22102

Item 2.
	(a)	Name of Person Filing: David Gladstone
	(b)	Address of Principal Business Office or, if none, Residence:
1521 Westbranch Drive, Suite 200
McLean, VA 22102
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
	(e)	CUSIP Number: 376535100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: 996,649
	(b)	Percent of Class: 8.1%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 996,649
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 996,649
		(iv)	Shared power to dispose or to direct the disposition of: 0

* This percentage is calculated based upon 12,249,683 shares of the Issuer’s common stock outstanding (as of February 5, 2007), as set forth in the Issuer’s Form 10-Q for the quarter ended December 31, 2006, filed with the Securities and Exchange Commission on February 6, 2007.

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	/s/ David Gladstone
David Gladstone
Chairman and Chief Executive Officer Gladstone Capital Corporation

Page 5 of 5 pages